Exhibit 99.1

PRESS RELEASE

Electricity: TotalEnergies partners with AllianzGI to develop
800 MW of battery storage projects in Germany

•	TotalEnergies is selling to Allianz 50% of its stake in 11 battery storage projects currently under construction in Germany.

•	These 11 projects, representing a total investment of €500 million, will be operational by 2028.

Paris, March 3rd, 2026 – As part of its growth in electricity in Germany, TotalEnergies has signed an agreement with Allianz Global Investors (AllianzGI) for the sale of a 50% stake in a portfolio of 11 battery storage projects with a total capacity of 789 MW – 1628 MWh. With this agreement, the partners will deliver an investment of €500 million in critical energy infrastructure for Germany, of which 70% will be financed by the debt.

Nearly 800 MW of storage by 2028...

These 11 projects, located across Germany, have been developed by Kyon Energy, a subsidiary of TotalEnergies, and will all be operational by 2028. Most of them will use next-generation batteries supplied by Saft, a subsidiary of TotalEnergies and a global leader in high-tech batteries. TotalEnergies will remain the operator of the assets.

...to support the development of renewables in Germany

With these projects, TotalEnergies and Allianz will directly contribute to the resilience of the German power system by reducing grid congestion and providing the flexibility needed to support the rapid growth of renewable energies in the country.

Germany is a key market where the Company is present across the entire power value chain: the development of renewable generation projects (wind, solar), flexible assets (battery storage), as well as trading and aggregation enabling the supply of low-carbon electricity available 24/7.

“We are delighted to welcome Allianz, a first-class partner in Germany, as a shareholder in 11 of our battery storage projects, representing a total capacity of nearly 800 MW. In line with our business model, this transaction enables us to optimize our capital allocation in our integrated power activities and helps improve the sector’s profitability. This operation, strengthen our development momentum in Germany, Europe’s largest power market, where we are deploying our clean firm power strategy, as illustrated by the 200 MW PPA signed with Airbus recently,” said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies.

“The shift to cleaner energy depends on strong infrastructure. This investment marks Allianz’s first direct equity commitment to a portfolio of battery storage projects. As a pioneer in energy transition investing for more than 20 years with a portfolio spanning wind and solar farms, green hydrogen platforms, and an electricity interconnector, we are very delighted to partner with Total Energies on this important project in one of our home markets, Germany. These eleven projects across Germany with a capacity of 789MW upon completion will help reinforce the country’s energy resilience, accelerate the energy transition, and deliver long-term value for our clients,” commented Édouard Jozan, Head of Private Markets at Allianz Global Investors.

The completion of the transaction is subject to customary approvals and conditions.

789 MW(1)
1,628 MWh(2)
11 battery storage projects in Germany
50/50 TotalEnergies and Allianz
TotalEnergies
Allianz
Global Investors
Germany
1 Schobüll 20 MW / 40 MWh
2 Diesdorf 58 MW / 133 MWh
3 Dingden 12 MW / 28 MWh
4 Dahlem 100 MW / 203 MWh
5 Faid 20 MW / 40 MWh
6 Brilon 103 MW / 208 MWh
8 Husum 147 MW / 296 MWh
9 Mehringen 147 MW / 296 MWh
7 Sülzetal 24 MW / 48 MWh
10 Freiberg 58 MW / 133 MWh
11 Weingarten 100 MW / 203 MWh
Munich
Note:
(1) Active Power at PoC
(2) Usable capacity at Beginning of life

***

About Allianz Global Investors

Allianz Global Investors is a leading active asset manager with more than 700 investment professionals in 21 offices worldwide, and managing EUR 591 billion in assets. We believe that with every change comes an opportunity. Our goal is to actively shape the future of investing for all our clients, wherever their location and whatever their objectives. Curious and active in everything we do, we aspire to generate impact beyond alpha, steering our clients’ assets towards the right place at the right time, and building solutions that draw on capabilities across public and private markets.

Our focus on protecting and growing our clients’ assets allows us to create trusted partnerships, underpinned by a commitment to sustainability and driving positive change.

About Allianz

The Allianz Group is one of the world’s leading insurers and asset managers with around 97 million customers* in nearly 70 countries. Allianz customers benefit from a broad range of personal and corporate insurance services, ranging from property, life and health insurance to assistance services to credit insurance and global business insurance. Allianz is one of the world’s largest investors, managing around 764 billion euros** on behalf of its insurance customers. Furthermore, our asset managers PIMCO and Allianz Global Investors manage about 2.0 trillion euros** of third-party assets. Thanks to our systematic integration of ecological and social criteria in our business processes and investment decisions, we are among the leaders in the insurance industry in the Dow Jones Sustainability Index. In 2025, over 156,000 employees achieved total business volume of 186.9 billion euros and an operating profit of 17.4 billion euros for the Group.

*Customer count reflects Allianz customers in consolidated entities that are part of the customer reporting scope only.

** As of December 31, 2025.

TotalEnergies in Germany

TotalEnergies has been present in Germany since 1955 and employs around 4,000 people there. TotalEnergies is actively deploying its electricity strategy in the country. The Company is developing an offshore wind portfolio with a total capacity of 7.5 GW in the North Sea and the Baltic Sea, as well as a 7 GW portfolio of solar and onshore wind projects, notably following the acquisition of VSB, and 2 GW of battery storage capacity with Kyon Energy, acquired in 2024. TotalEnergies also acquired Quadra

Energy in 2023, the leading renewable power aggregator in Germany. The Company operates a network of more than 7,500 electric vehicle charging points in the country.

The Company also operates in Leuna one of the most modern refineries in Europe and offers a wide range of energy products: transport fuels, lubricants, liquefied gas, heating oil, bitumen and specialty products for industry, notably through its subsidiaries Hutchinson and Saft.

Finally, TotalEnergies is a major supplier of Liquefied Natural Gas (LNG) to the country, imported in particular via its regasification unit located in Mukran, on the German Baltic Sea coast.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers.

At the beginning of 2026, TotalEnergies has more than 34 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Allianz Global Investors Contacts

Pia Gröger +49 89 1220 8267 pia.groeger@allianzgi.com

Marion Leblanc-Wohrer, +33 6 85 15 74 54 marion.leblancwohrer@allianzgi.com

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).